COASTAL PACIFIC MINING CORP.

927 Drury Avenue N.E.,

Calgary, Alberta, T2E 0M3

December 19, 2007

Anne Nguyen Parker

Securities and Exchange Commission

Washington, D.C

20549

Dear Ms. Nguyen Parker:

Re:

Coastal Pacific Mining Corp. (the "Company")

Amendment No. 3 to Registration Statement on Form F-1

File No. 333-145707

Please find enclosed herewith three (3) clean copies and three (3) redlined copies of Amendment No. 3 to Coastal Pacific Mining Corp.’s Registration Statement on Form F-1.  The electronic copy of this Amendment No.3 was filed via Edgar, with a submission date of December 19, 2007.

General

1.

We note your response to our previous comment four.  Please delete the reference to Ascot Resources Ltd.  You may instead include the title of the report filed in the public domain, but omit any references to particular corporate entities or persons.

Response

We have made amendments throughout the Registration Statement on Form F-1 to delete any and all references to Ascot Resources Ltd.

Legal Opinion, Exhibit 5.1

2.

We note your response to our previous comment 6 and reissue it in part.  Please explain why you continue to file an opinion from United States counsel regarding the due authorization and issuance of the securities of a Company incorporated in Alberta, Canada.

Response

United States Legal Opinion, Exhibit 5.1, regarding the due authorization and issuance of the securities of a Company incorporated in Alberta, Canada has been deleted in its entirety.

Legal Opinion, Exhibit 5.2

3.

Please provide a revised legal opinion from Canadian counsel.  It is inappropriate for counsel to assume that the Company has taken all requisite corporate actions with regard to the issuance of the Shares.  Further, it is unclear what other assumptions are being made with regard to regulatory authorities as it appears that a clause or phrase has been omitted from the sentence.  We may have further comments upon review of a completed legal opinion.

Response

Canadian Legal Opinion, Exhibit 5.2 has been deleted in its entirety and is now Legal Opinion, Exhibit 5.1.  Canadian Legal Counsel’s opinion has been amended to delete any reference to the Company taking all requisite corporate actions with regard to the issuance of Shares.  In addition, Canadian Legal Counsel has made it clear as to what assumptions are being made with respect to regulatory authorities.

We trust that the foregoing is responsive to the staff’s comments.

Sincerely,

COASTAL PACIFIC MINING CORP.

Per:  /s/ LARRY TAYLOR

LARRY TAYLOR

PRESIDENT AND DIRECTOR